GENTOR RESOURCES INC.
Suite 7070, 1 First Canadian Place
100 King Street West
Toronto, Ontario, M5X 1E3, Canada

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of shareholders of Gentor Resources Inc. (the "Company") will be held at the offices of Irwin Lowy LLP, 365 Bay Street, Suite 400, Toronto, Ontario, Canada on Friday, the 31st day of August, 2018 at the hour of 11:00 a.m. (Toronto time), for the following purposes:

(1)	To receive and consider the audited consolidated financial statements of the Company as at and for the financial year ended December 31, 2017, together with the auditors' report thereon;

(2)	To elect directors of the Company;

(3)

To reappoint UHY McGovern Hurley LLP, Chartered Professional Accountants and Licensed Public Accountants, as the auditors of the Company, to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be approved by the directors of the Company;

(4)

To consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, an amendment to the Company's Stock Option Plan ("Plan") to provide that the total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding common shares of the Corporation, from time to time;

(5)

To consider and, if thought advisable, to authorize by means of a special resolution, the consolidation of the issued and outstanding common shares of the Company by changing each two (2) common shares of the Company into one (1) common share of the Company (the "Share Consolidation"), and the adoption of an amendment to the memorandum of association of the Company to reflect the Share Consolidation;

(6)

To consider and, if thought advisable, to authorize by means of a special resolution, an increase in the authorized share capital of the Company by changing the authorized share capital of the Company from US$50,000 divided into 62,500,000 common shares with a par value of US$0.0008 per share to US$400,000 divided into 500,000,000 common shares with a par value of US$0.0008 per share (the "Share Capital Increase"), and the adoption of an amendment to the memorandum of association of the Company to reflect the Share Capital Increase; and

(7)	To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Company (the "Circular") accompanying and forming part of this Notice. This Notice and the accompanying Circular have been sent to each director of the Company, each shareholder of the Company entitled to notice of the Meeting and the auditors of the Company.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Company c/o TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada.

DATED the 30th day of July, 2018.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr
Corporate Secretary

NOTE:

The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 30th day of August, 2018 before which time the instrument of proxy to be used at the Meeting must be deposited with the Company c/o TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.